Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Chitrik, Hirsch	2. Issuer Name and Ticker or Trading Symbol NEW YORK HEALTH CARE, INC. (NYHC, NYH,)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give title below) _X_ Other (specify below) Former affiliate as of 1/13/03
(Last) (First) (Middle) 1401 President Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/15/2003
(Street) Brooklyn, NY 11213		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.10 par value	01/15/2003		S j		3,300	D	$4.10	320,700	D	Trustee
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Class A Convertible Stock								08/06/1998		Common Stock, $.01 par value	64,000	$120,000	64,000 sha	D
Class A Convertible Stock								07/29/1999		Common Stock, $.01 par value	14,716	$20,000	14,716 sha	D
Explanation of Responses:

The securities owned by the reporting person at the end of the reporting period reflect a one (1) share for one and one-half (1.5) shares reverse stock split effective as of January 3, 2003. The reporting person is the trustee of a charitable family trust which directly owns 66,666 of the non-derivative securities attributed to the reporting person, with respect to which he disclaims beneficial ownership. The reporting person ceased being an affiliate on January 13, 2003 by reason of the the issuance by New York Health Care, Inc. of additional shares of its $.01 par value Common Stock, which reduced the percentage owned by the reporting person, of record and beneficially, to less than ten percent (10%).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Hirsch Chitrik **Signature of Reporting Person Hirsch Chitrik	01/17/2003 Date
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